Darren K. DeStefano
T: (703) 456-8034
ddestefano@cooley.com
November 22, 2010
VIA EDGAR AND ELECTRONIC DELIVERY
Christian T. Sandoe, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	Gladstone Investment Corporation Registration Statement on Form N-2 (Registration No. 333-160720)
Dear Mr. Sandoe:
     On behalf of Gladstone Investment Corporation (the “Fund”), we are transmitting for filing one copy of Post-effective Amendment No. 2 (the “Amendment”), marked to show changes from Post-effective Amendment No. 1 to the Registration Statement on Form N-2, Registration No. 333-160720 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2010.
     The Amendment is being filed in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) by telephone on October 18, 2010 (the “Comments”). The numbering of the paragraphs below corresponds to the order in which we discussed the Comments which, for your convenience, we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment. We supplementally advise the Staff that disclosure throughout the Amendment has been updated generally to reflect developments through the quarter and six months ended September 30, 2010.
PROSPECTUS SUMMARY:
Fees and Expenses (Page 4)
1.	Please delete the word “estimated” in the “Total annual expenses” line item of the table as it is duplicative of the introductory language in the table.
In response to the Staff’s comment, the Fund has revised the disclosure in the fees and expenses table. We supplementally advise the Staff that the disclosure in “Fees and Expenses” has been updated generally to reflect actual expenses incurred in the quarter ended September 30, 2010 and net assets as of September 30, 2010.
Fees and Expenses — Example (Page 5)
ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

November 22, 2010
Page Two
2.	The disclosure states that if the Fund achieve sufficient returns on its investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, its expenses, and returns to its investors after such expenses, would be higher than reflected in the example. Please supplement the disclosure to explain in narrative form what the expenses would be if 100% of the return consisted entirely of capital gains for the respective time periods.
In response to the Staff’s comment, the Fund has supplemented the disclosure on page 5 of the prospectus.
RISK FACTORS:
Risks Related to Our External Financing — In addition to regulatory limitations on our ability to raise capital, our line of credit contains various covenants, which, if not complied with, could accelerate our repayment obligations under the facility, thereby materially and adversely affecting our liquidity, financial condition, results of operations and ability to pay distributions. (Page 13)
3.	Please clarify that the lines of credit referenced in the risk factor are the lines of credit of the respective portfolio companies.
In response to the Staff’s comment, the Fund has revised the disclosure on pages 13, 19, 29 and 106 of the prospectus.
Risks Related to an Investment in Our Common Stock — There is a risk that you may not receive distributions. (Page 21)
4.	Please supplement your disclosure to describe the Fund’s intentions with regard to the distribution of long-term capital gains.
In response to the Staff’s comment, the Fund has revised the disclosure on page 21 of the prospectus.
MANAGEMENT:
5.	Please revise the disclosure to provide the information required by Item 401(e), Item 402(s) and Item 407(h) of Regulation S-K.
In response to the Staff’s comment, the Fund has revised the disclosure on pages 92-97 of the prospectus.
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ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

November 22, 2010
Page Three
     Please direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Christi Novak of this office, at (703) 456-8562.
Very truly yours,
/s/ Darren K. DeStefano
Darren K. DeStefano

cc:	David Gladstone, Gladstone Management Corporation Michael LiCalsi, Esq., Gladstone Administration, LLC David Watson, Gladstone Administration, LLC Thomas R. Salley Christina L. Novak
ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM